                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                         THE ELDER-BEERMAN STORES CORP.
                       (Name of Subject Company (Issuer))

                             ELDER ACQUISITION CORP.
                            THE BON-TON STORES, INC.
                      (Names of Filing Persons (Offerors))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    284470101
                      (Cusip Number of Class of Securities)

                               James H. Baireuther
                            The Bon-Ton Stores, Inc.
                             2801 East Market Street
                            York, Pennsylvania 17402
                            Telephone: (717) 757-7660
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:
                               John M. Coogan, Jr.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                            Telephone: (215) 977-2000

                            CALCULATION OF FILING FEE

Transaction Valuation*                                Amount of Filing Fee**
----------------------                                ----------------------
$92,683,656                                           $7,498.11

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 11,585,457 (number of shares of common stock of subject company outstanding as of September 15, 2003 (according to the Agreement and Plan of Merger, dated as of September 15, 2003, by and among subject company and the filing persons) by $8.00 (the purchase price per share offered by Offeror).

* The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $7,498.11                 Filing Party:   The Bon-Ton Stores, Inc.
                                                                              Elder Acquisition Corp.

Form or Registration No.:           Schedule TO               Date Filed:     September 23, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1

[ ]   issuer tender offer subject to Rule 13e-4

[ ]   going-private transaction subject to Rule 13e-3

[ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                         AMENDMENT NO. 4 TO SCHEDULE TO

      This Amendment No. 4, constituting the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed on September 23, 2003, as amended from time to time (the "Schedule TO"), by The Bon-Ton Stores, Inc., a Pennsylvania corporation ("Parent"), and Elder Acquisition Corp., an Ohio corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to the purchase of all of the outstanding shares of common stock (the "Common Stock"), no par value, of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"), and the associated stock purchase rights (together with the Common Stock, the "Shares"), at a price of $8.00 per Share, net to the seller in cash, less any amount required by law to be withheld and paid to governmental entities, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2003, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless otherwise defined herein, capitalized terms used but not otherwise defined herein have the meanings ascribed such terms in the Offer to Purchase.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

The Offer expired at 9:00 a.m., New York City time, on Friday, October 24, 2003. At approximately 9:05 a.m., New York City time, on Friday, October 24, 2003, Purchaser accepted for payment all shares of the Company common stock validly tendered and not withdrawn prior to the expiration of the Offer. At the expiration of the Offer, 10,893,005 shares of Company common stock (including 25,150 shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 94% of the outstanding Company common stock. Based on information provided to Parent and Purchaser by the Company, there were 11,585,457 shares of Company common stock outstanding as of October 23, 2003. On October 24, 2003, Parent issued a press release announcing the results of the Offer. The full text of the press release is filed as Exhibit
(a)(13) and is incorporated herein by reference.

MERGER

On October 24, 2003, pursuant to Section 1701.801 of the Ohio General Corporation Law, Purchaser was merged with and into the Company (the "Merger"), with the Company becoming an indirect wholly owned subsidiary of Parent. In the Merger, all outstanding shares of Company common stock (other than shares held by Parent and its subsidiaries, shares held in the treasury of the Company and shares held by shareholders who properly exercise dissenters' rights under Ohio law) were converted into the right to receive $8.00 per share in cash.

ITEM 12. EXHIBITS

      Item 12 is hereby amended and supplemented to include the following exhibit:

EXHIBIT      DESCRIPTION
-------      -----------
(a)(13)      Text of press release issued by Parent, dated October 24, 2003


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
                                    SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003


                                            THE BON-TON STORES, INC.

                                            By: /s/ James H. Baireuther
                                            ---------------------------------
                                                Name:  James H. Baireuther
                                                Title: Vice Chairman, Chief
                                                       Administrative Officer
                                                       and Chief Financial
                                                       Officer

                                            ELDER ACQUISITION CORP.

                                            By: /s/ James H. Baireuther
                                            ---------------------------------
                                                Name:  James H. Baireuther
                                                Title: Vice Chairman, Chief
                                                       Administrative Officer
                                                       and Chief Financial
                                                       Officer


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
                                  EXHIBIT INDEX

(a)(1)   Offer to Purchase dated September 23, 2003.*
(a)(2)   Form of Letter of Transmittal.*
(a)(3)   Form of Notice of Guaranteed Delivery.*
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.*
(a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)   Text of press release issued by Parent, dated September 4, 2003.*
(a)(8)   Text of press release issued by Parent, dated September 10, 2003.*
(a)(9)   Text of press release issued by Parent, dated September 15, 2003.*
(a)(10)  Text of press release issued by Parent, dated September 16, 2003.*
(a)(11)  Text of press release issued by Parent, dated October 8, 2003.*
(a)(12)  Text of press release issued by Parent, dated October 22, 2003.*
(a)(13)  Text of press release issued by Parent, dated October 24, 2003.
(b)(1)   Commitment Letter from General Electric Capital Corporation, dated August 29, 2003.*
(b)(2)   First Amendment to Commitment Letter from General Electric Capital Corporation, dated
         September 10, 2003.*
(b)(3)   Second Amendment to Commitment Letter from General Electric Capital Corporation, dated
         September 12, 2003.*
(b)(4)   Commitment letter from Bank One, NA, dated August 29, 2003.*
(b)(5)   First Amendment to Commitment Letter from Bank One, NA, dated September 10, 2003.*
(b)(6)   Second Amendment to Commitment Letter from Bank One, NA, dated September 12, 2003.*
(d)(1)   Agreement and Plan of Merger, dated September 15, 2003, by and among The Bon-Ton Stores,
         Inc., Elder Acquisition Corp. and The Elder-Beerman Stores Corp.*
(g)      Not applicable.
(h)      Not applicable.


*  Previously filed


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